

January 7, 2013

Via E-mail
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

> **Re:** **AudioEye, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 18, 2012**
> **File No. 333-177463**

Dear Mr. Bradley:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the disclosure to provide the prospectus cover page pursuant to Item 501 of Regulation S-K.

Risks Relating to AE's Business, page 2

2. Please revise your disclosure to include the significant risks related to your level of indebtedness and financial condition, including your net losses.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements

3. Please tell us and clearly disclose what the "AEAC Consolidation" column represents, as it appears to include the consolidation of AEAC net of amounts already reflected in the AE financial statements (i.e., it includes only differences related to the business

combination accounting that were not pushed down to AE), and does not appear to include the full financial statements of AEAC that would reflect consolidation of AE after the acquisition on August 17, 2012.

Unaudited Condensed Consolidated Pro Forma Statement of Operations for the year ended December 31, 2011, page 38

4.   We note that historical loss per share and weighted average shares outstanding for fiscal year 2011 on page 38 are inconsistent with your historical financial statements on page 44. Please revise to clarify this apparent conflict.

Government Contracts, page 40

5.   Please revise to clarify whether you have entered into any contract with the US Government for the licensing of your technology.

Exhibit 5.1

6.   Please delete the fourth paragraph which states that "the opinion is provided to the company and the commission for their use solely in connection with the transactions…" Shareholders receiving shares in the transaction should be able to rely on your opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Assistant Director
Michael McTiernan

cc: David L. Ficksman